Exhibit 99.5
PRINCIPAL ACCOUNTING FEES AND SERVICES
     The following table shows the fees paid or accrued by us for audit and other services provided by Ernst & Young LLP during 2005 and 2006:

	Year Ended
	December 31,
	2006	2005
Audit fees (1)	$1,496,000	$1,019,000
Audit-related fees (2)	38,000	65,000
Tax-related fees (3)	36,000	—
All other fees	—	—

(1)	Consists of professional services rendered in connection with the audit of our financial statements for the most recent fiscal year, reviews of the financial statements included in our quarterly reports on Form 10-Q during the fiscal years ended December 31, 2005 and December 31, 2006, and the issuance of consents for filings with the SEC.

(2)	Includes transaction due diligence and related accounting consultations.

(3)	Fees for cost allocation/transfer pricing study.
Pre-Approval Policies and Procedures
     The audit committee has adopted a policy that requires advance approval of all audit, audit-related, tax services, and other services performed for Radio One by Ernst & Young LLP. This policy provides for pre-approval by the audit committee of specifically defined audit and non-audit services. The audit committee has delegated to the Chairperson of the audit committee authority to approve permitted services up to a certain amount provided that the Chairperson reports any decisions to the audit committee at its next scheduled meeting.